Exhibit (a)(5)(G)

For Immediate Release

March 24, 2005

Contacts: Investors:	Jennifer Rice, (847) 295-5000, investor.relations@hewitt.com Genny Pennise, (847) 295-5000, investor.relations@hewitt.com
Media:	Kelly Zitlow, (847) 442-7662, kelly.zitlow@hewitt.com

Hewitt Associates Announces Final Results of

Dutch Auction Tender Offer

Announces Additional Liquidity Opportunities for Current and Former Employees

LINCOLNSHIRE, Ill. — Hewitt Associates, a global human resources services firm, today announced the final results of its modified “Dutch Auction” tender offer to purchase shares of its outstanding Class A, Class B and Class C common stock. The tender offer expired at 12:00 Midnight, New York City time, on Wednesday, March 16, 2005.

Based on a final count by the depositary for the tender offer, an aggregate of 24,275,504 shares were properly tendered and not withdrawn at $29.00 per share (15,630,253 Class A shares, 8,645,251 Class B shares and zero Class C shares). The Company has accepted for purchase and will promptly pay $29.00 per share for 10,344,826 of these shares, including all “odd lots” properly tendered at the $29.00 purchase price. The Company has been informed by the depositary for the tender offer that the final proration factor to be applied to non-odd lot shares is 42.59%.

A total of 10,945,969 Class B shares and zero Class C shares were tendered at all prices within the stated price range for the tender offer of $29.00 to $31.50 per share. This represents less than 33% of the total number of Class B and Class C shares that were eligible to be tendered.

The depositary for the tender offer, EquiServe Trust Company, will promptly pay for the shares accepted for purchase and return all other shares tendered and not accepted for purchase.

The dealer manager for the tender offer was Goldman, Sachs & Co. and the information agent was Georgeson Shareholder Communications, Inc.

Additional Liquidity Opportunities

Hewitt also announced it has been advised by FORE Holdings LLC that FORE Holdings will continue their recent policy of releasing transfer restrictions on Class B and Class C stock held by current and former employees each month from April through June 2005.

Hewitt previously announced the release of transfer restrictions on an aggregate of 4.8 million shares of Class B and Class C common stock during October through December 2004, and on 10.3 million shares during January through March 2005, in addition to shares held by certain Exult senior executives. Of the approximately 13.5 million Class B and Class C shares released October through March 14, 2005, nearly 40% were sold and converted into Class A shares. FORE Holdings has announced its plan to continue to release transfer restrictions at the current rate of 1 percent of the original number of aggregate Class B and Class C shares each week from April through June 2005 (approximately 0.79 million shares per week, totaling approximately 10.3 million shares). These shares may be sold pursuant to the Company’s S-3 registration statement, which became effective August 31, 2004. In addition, restrictions on 1 percent of the 0.9 million Class A shares held by certain Exult senior executives will also be released each week from April through June 2005 (approximately 0.01 million shares per week, totaling approximately 0.12 million shares). The Company is unable to estimate how many of the shares will be sold. As previously disclosed, sales restrictions on remaining Class B and Class C shares and shares held by certain Exult senior executives are expected to lapse on June 27, 2005.

About Hewitt Associates

With more than 60 years of experience, Hewitt Associates (NYSE: HEW) is the world’s foremost provider of human resources outsourcing and consulting services. The firm consults with more than 2,300 companies and administers human resources, health care, payroll and retirement programs on behalf of more than 300 companies to millions of employees and retirees worldwide. Located in 35 countries, Hewitt employs approximately 19,000 associates. For more information, please visit www.hewitt.com.

# # #

3